UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*
Tomkins plc
(Name of Issuer)
Ordinary Shares of 5p each
(Title of Class of Securities)
890030208
(CUSIP Number)

Robin McGee Bear Creek Inc. 220 South King Street P.O. Box 4742 Jackson, Wyoming 83001	Copies to: Thomas A. Richardson, Esq. Charles B. Bruce, Jr., Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, Colorado 80203 (303) 861-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	890030208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bear Creek Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization
Wyoming
7.	Sole Voting Power	0
8.	Shared Voting Power	17,951,447*
9.	Sole Dispositive Power	0
10.	Shared Dispositive Power	17,951,447*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
17,951,447*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)
2.3%
14.	Type of Reporting Person (See Instructions)
CO
* Consists of 1,837,405 Preference Shares which are convertible at any time into Ordinary Shares on the basis of 9.77 Ordinary Shares for each Preference Share.

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends Amendment No. 2 to Schedule 13D filed on March 3, 2006, by Bear Creek Inc.

Item 1. Security and Issuer

This Amendment No. 3 relates to the Ordinary Shares of 5p each (the "Ordinary Shares"), of Tomkins plc, a U.K. corporation (the "Company"). The address of the principal executive offices of the Company is East Putney House, 84 Upper Richmond Road, London SW15 2ST, England.

Item 2. Identity and Background

(a)-(c) This Amendment No. 3 is filed on behalf of Bear Creek Inc., a Wyoming corporation ("Bear Creek").

The principal business of Bear Creek is trust administration and the provision of other fiduciary services. All of the outstanding capital stock of Bear Creek is owned by Gates Capital Management LLC, a Colorado limited liability company ("GCM"). The principal business of GCM is the provision of family office services.

The business address of Bear Creek is 220 South King Street, P.O. Box 4742, Jackson, Wyoming, 83001. The business address of GCM is 3575 Cherry Creek North Drive, Denver, Colorado 80209.

The (1) name, (2) position and (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Bear Creek and each manager of GCM (such executive officers, directors and managers, together with GCM, are collectively referred to herein as the "Control Persons") is set forth in the table below. Except as set forth below, the business address of each of the Control Persons who is an individual is c/o Gates Capital Management LLC, 3575 Cherry Creek North Drive, Denver, Colorado 80209.
Control Persons	Position with Bear Creek and/or GCM	Present Principal Occupation or Employment
Robin McGee	President, Bear Creek	President, Bear Creek 220 South King Street Post Office Box 4742 Jackson, Wyoming 83001
Diane G. Wallach	Director, Bear Creek	Executive Vice President, Secretary & Treasurer, Cody Resources LP* 3575 Cherry Creek North Drive Denver, Colorado 80209
Richard G. Kiely	Director, Bear Creek	Veterinarian P.O. Box 344 Encampment, Wyoming 82325
Charles G. Cannon	Director, Bear Creek	Investor
Frank R. Newell	Director, Bear Creek	Attorney Vandenberg, Newell, Curtis, Nelson and Schuur** Suite 400 City National Bank Building 11 Golden Shore Street Long Beach, California 90802
Frank C. Atherton	Director, Bear Creek; Manager, GCM	Investor
John S. Gates	Manager, GCM	Architect, Gates Architecture*** 811 E. Hopkins Aspen, Colorado 81611
Reynolds G. Cannon	Manager, GCM	Investor
Valerie Gates	Manager, GCM	Philanthropist
Sandra Kiely	Manager, GCM	Investor
James A. Woodruff III	Manager, GCM	Investor
Thomas C. Stokes	Manager, GCM	Manager, Gates Capital Management LLC 3575 Cherry Creek North Drive Denver, Colorado 80209

_________
* The principal business of Cody Resources LP is the ownership and management of real property.
** The principal business of Vandenberg, Newell, Curtis, Nelson and Schuur is the provision of general civil legal services.
*** The principal business of Gates Architecture is architectural design.

(d)-(e) None of Bear Creek or the Control Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above named individuals are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As previously reported in the initial Schedule 13D filed on August 8, 1996, by Charles C. Gates and related persons, the Company acquired The Gates Corporation on July 29, 1996 (the "Acquisition"). The 1,837,405 voting cumulative perpetual convertible preference shares of the Company (the "Preference Shares") to which this Amendment No. 3 relates were acquired by various Gates family trusts (the "Gates Trusts") in the Acquisition, in exchange for the common stock of The Gates Corporation held by the Gates Trusts immediately prior to the Acquisition. Each Preference Share is convertible at any time at the election of the holder thereof into 9.77 Ordinary Shares. Bear Creek serves as the sole trustee of the Gates Trusts.

Item 4. Purpose of Transaction

This Amendment No. 3 is being filed to report the closing of the Placing Transaction (as defined herein), which resulted in a decrease in beneficial ownership of Ordinary Shares to 2.3%. (See Item 5(c) below for more details about the Placing Transaction).

Item 5. Interest in Securities of the Issuer

(a)-(b) Bear Creek

As of the date of this Amendment No. 3, Bear Creek beneficially owns 1,837,405 Preference Shares which are convertible into 17,951,447 Ordinary Shares. This amount represents approximately 2.3% of the total outstanding class of Ordinary Shares (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on 773,889,884 Ordinary Shares issued and outstanding as of January 1, 2005, as reported in the Form 20-F of the Company for the fiscal year ended January 1, 2005). Bear Creek may be deemed to share voting and dispositive power with its parent company, GCM, with respect to the 1,837,405 Preference Shares (convertible into 17,951,447 Ordinary Shares) to which this Amendment No. 3 relates.

Control Persons

To the best of Bear Creek's knowledge and belief, Bear Creek states the following regarding the beneficial ownership of Ordinary Shares by the Control Persons:

Except as set forth below, none of the Control Persons beneficially owns any Ordinary Shares –

Name	Aggregate Number of Ordinary Shares Beneficially Owned*	Percent of Class**
Diane G. Wallach	771,830	0.1%
John S. Gates	771,830	0.1%
James A. Woodruff III	226,107	0.0%

_________
* Consists of the right to acquire beneficial ownership of Ordinary Shares upon conversion of the Perpetual Preference Shares, which are convertible at any time at the election of the shareholder on the basis of 9.77 Ordinary Shares for each Perpetual Preference Share.
** Calculated in accordance with Rule 13d-3 of the Exchange Act, and based on 773,889,884 Ordinary Shares issued and outstanding as of January 1, 2005, as reported in the Form 20-F of the Company for the fiscal year ended January 1, 2005.

Diane G. Wallach owns directly 79,000 Preference Shares (convertible into 771,830 Ordinary Shares); therefore, she has the sole voting and dispositive power with respect to such shares. John S. Gates owns directly 79,000 Preference Shares (convertible into 771,830 Ordinary Shares); therefore, he has the sole voting and dispositive power with respect to such shares. James A. Woodruff III owns directly 23,134 Preference Shares (convertible into 226,107 Ordinary Shares); therefore, he has the sole voting and dispositive power with respect to such shares.

As the parent company of Bear Creek, GCM may be deemed to be the indirect beneficial owner of the 17,951,447 Ordinary Shares (on an as-converted basis) beneficially owned by Bear Creek and may be deemed to share voting and dispositive power with respect to such shares.

(c) On March 10, 2006, Bear Creek sold 72,448,008 Ordinary Shares for POUNDS 3.18 per Ordinary Share (the "Placing Transaction") pursuant to a Placing Agreement, dated March 1, 2006, as supplemented by the Terms of Sale, dated March 2, 2006, with Merrill Lynch International.

Following the death of Charles C. Gates on August 28, 2005, Diane G. Wallach and John S. Gates became co-trustees of a trust that held 112,537 Preference Shares (convertible into 1,099,486 Ordinary Shares). In accordance with the terms the trust, those shares were transferred to The Gates Foundation on February 10, 2006.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Bear Creek Inc.
Date: March 21, 2006	By:	/s/ Robin McGee
Name: Robin McGee
Title: President